November 21, 2000



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Barbara Jacobs, Esq.,
            Assistant Director of Group 3

             Re: MainControl Inc. Registration Statement on Form S-1
                 (Registration No. 333-34378)

Ladies and Gentlemen:

              Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, MainControl Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-34378), together with all exhibits and amendments thereto (the "Registration Statement"). The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock covered under the Registration Statement. No securities were sold or will be sold under the Registration Statement.

              The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner:
"Withdrawn upon the request of the registrant, the Commission consenting thereto." Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal to the undersigned.

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              Please address any questions you may have to Abigail Arms of
Shearman & Sterling at (202) 508-8025.

              Thank you for your assistance in this matter.

                                         Sincerely,


                                         David J. Piper
                                         Chief Financial Officer
                                         MainControl, Inc.



cc:  Johanna Losert, Esq.
     Mr. Michael J. Fay, Accountant Group 3

     Ms. Dara Fierro
     The NASDAQ Stock Market, Inc.
     9801 Washington Blvd.
     Gaithersburg, Maryland 20878